MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Reb D. Wheeler
Direct Tel (212) 506-2414
Direct Fax (212) 849-5914
spurcell@mayerbrownrowe.com

04036794

SUPPL

September 8, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated August 30, 2004;

2. Press Release, dated September 8, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Sharon N. Purcell

9/13

17245044

NEWS

SCHWARZ PHARMA

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Strasse 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

September 8, 2004

Positive Trial Results for SCHWARZ PHARMA's Epilepsy Treatment

Phase IIb trials with harkoseride to treat epilepsy successfully completed. Phase III program started in May 2004.

SCHWARZ PHARMA announced today that the European and U.S. phase IIb trial with harkoseride for the treatment of epilepsy has shown statistically significant and clinically relevant evidence in reducing seizure frequency. The drug was well tolerated. SCHWARZ PHARMA is currently conducting phase III clinical trials to further assess the efficacy and safety.

Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG said: “Both, the primary endpoints for the U.S. and Europe were achieved. Data from these trials are encouraging and support proceeding with our development plans for this compound."

The multicenter, double-blind, placebo controlled clinical trial had a treatment duration of twelve weeks. 497 patients with partial seizures suffering from refractory epilepsy had been randomized for adjunctive treatment. The primary parameters were reduction of seizure frequency and a 50% responder rate. The most common side effects occurring during the trial were dizziness, fatigue, nausea and ataxia. More than 90% of patients who completed this trial entered the open label follow-up trial.

"Epilepsy" is the name for a whole group of serious disorders which may be inherited or caused by trauma or organic damage. An abnormal increase in the activity of the central nervous system leads to epileptic seizures, which are manifested as disruptions of sensory or motor functions, which in turn may lead to subjective experience or overt physical signs. Approximately 5% of the population suffers an epileptic seizure once in their life. Anti-convulsants serve as prophylactics for epileptic seizures and are most often used as long-term therapy.

Harkoseride is a new generation anti-convulsant drug with a novel mode of action. The oral drug is dosed twice daily and there is also an I.V. formulation planned. So far, results have shown no interactions with other anti-epileptic drugs,

contraceptives or food. The new chemical entity Harkoseride is currently in development for epilepsy and for the treatment of neuropathic pain conditions.

SCHWARZ PHARMA develops innovative drugs with the focus on neurology and urology. There are currently seven projects in clinical development. In the last stage of development, phase III are Harkoseride to treat epilepsy and neuropathic pain and fesoterodine for the treatment of urinary incontinence. Applications for marketing approval for rotigotine for the treatment of Parkinson's disease will be submitted end of September.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866

File No. 82-4406

NEWS

SCHWARZ PHARMA

From:	Antje Witte	CORPORATE COMMUNICATIONS
Phone:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

August 30, 2004

FDA Grants Final Approval for SCHWARZ PHARMA's Parcopa

Orally-dissolving carbidopa-levodopa is the third launch from SCHWARZ PHARMA's U.S. specialty pharma projects, and establishes a presence in the strategically important neurology area.

SCHWARZ PHARMA has received final approval from the U.S. Food and Drug Administration (FDA) to market Parcopa™ (carbidopa-levodopa orally disintegrating tablets). Parcopa's unique formulation dissolves rapidly in the mouth, thereby providing patients suffering from Parkinson's disease with improved access to their medication.

"Our recent clinical study showed that in comparison with their current tablets, Parkinson's patients had a clear preference for Parcopa for several specific reasons associated with the daily challenges of managing this complex disease. We are very happy that we can now offer this new treatment option, and we are already in the process of launching the product", says Klaus Veitinger, M.D., Member of the Executive Board SCHWARZ PHARMA AG. "Parcopa will establish our presence in the neurology offices and help prepare the launch platform for our future products for Parkinson's disease and other neurological disorders."

Parkinson's disease patients experience symptoms such as morning rigidity or "off periods" - episodes of decreased movement or complete immobility - that can make dosing problematic. Unlike conventional carbidopa-levodopa, Parcopa dissolves in the mouth using RapiTab™ technology to deliver medicine without the need for water, providing patients with a convenient means to take their medication.

Parcopa is part of SCHWARZ PHARMA's specialty pharma projects in the U.S. Out of the nine projects, two – the gastro-intestinal products TriLyte and GlycoLax – were already launched earlier this year. Three additional projects are currently under FDA review and further market launches can be expected over the next 18 months.

SCHWARZ PHARMA's RapiTab™ technology formulates medicines into orally disintegrating tablets that dissolve rapidly in the mouth. They can be swallowed with or without water and have pleasant tasting flavours such as citrus or mint. RapiTab tablets are convenient and easy for patients to administer, especially when water is not readily available or patients face certain obstacles to dosing. SCHWARZ PHARMA's RapiTab technology is based on the proprietary DuraSolv Technology developed by and licensed from CIMA LABS INC.

SCHWARZ PHARMA develops innovative drugs with the focus on neurology and urology. There are currently seven projects in clinical development. Submission of approval applications for the Parkinson patch with the compound rotigotine for the treatment of Parkinson's disease is planned for the current quarter. Harkoseride to treat epilepsy and neuropathic pain and fesoterodine for the treatment of overactive bladder syndrome are currently in phase III, the last development phase.

SCHWARZ PHARMA (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with a focus on the therapeutic areas of neurology, urology as well as cardiovascular and gastro-intestinal diseases.The company is investing in research and development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome/incontinence and benign prostatic hyperplasia. SCHWARZ PHARMA has a strong multinational presence that includes affiliates in Europe, the U.S. and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.

Contact: Antje Witte; Phone: +49 2173 48 1866; Internet: www.schwarzpharma.com